EXHIBIT 99.1

Cellectis to Present Pre-Clinical Data on TALEN®-edited Smart CAR T-cells Supporting Improved Solid Tumor Targeting at the Society for Immunotherapy of Cancer’s (SITC) 37th Annual Meeting

NEW YORK, Oct. 05, 2022 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, announced today that pre-clinical data on TALEN®-edited smart CAR T-cells to overcome key challenges of targeting solid tumors, will be presented at the Society for Immunotherapy of Cancer’s 37th Annual Meeting (SITC 2022), to be held in Boston, M.A. and virtually on November 8-12, 2022.

Presentations include:

Poster presentation:

Cellectis will present a poster on TALEN®-edited smart CAR T-cells targeting MUC1- expressing solid tumors. MUC1 is a tumor-associated antigen that is overexpressed in triple-negative breast cancer (TNBC) and other solid tumor malignancies.

Title: Multi-armored allogeneic MUC-1 CAR T-cells efficiently control triple negative breast cancer tumor growth
Poster Number: 217
Presenter: Piril, Erler Ph.D., Scientist II, Immuno-Oncology, Cellectis
Date/Time: Thursday, November 10th, posters will be on display from 9:00 AM- 9:00 PM, Hall C

Poster presentation:

Cellectis will present a poster on innovative T-cell engineering strategies designed to increase the activity of CAR T-cells for solid tumors while mitigating toxicity risk.

Title: TALEN®-edited smart CAR T-cells leverage solid tumor microenvironment for specific and effective immunotherapy
Poster Number: 325
Presenter: Shipra Das Ph.D., Senior Scientist & Team Leader Immuno-Oncology, Cellectis
Date/Time: Thursday, November 10th, posters will be on display from 9:00 AM- 9:00 PM, Hall C

Full text of the abstracts will be released on the SITC website at 8:00 a.m. EST on November 7, 2022.

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 22 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

For more information, visit www.cellectis.com. Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

For further information, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com
Margaret Gandolfo, Senior Manager, Communications, +1 (646) 628 0300

Investor Relation contact:
Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com
Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577

Forward-looking Statements
This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “intend,” “expect,” “plan,” “scheduled,” “could,” “may” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements include statements about the potential of our product candidates. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2021 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Attachment

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